UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

CONTENT

Explanatory Note

This current report on Form 6-K was submitted in connection with the change of auditor by Hollysys Automation Technologies Ltd. (the “Company”)

On October 31, 2021, the Company engaged Union Power HK CPA Limited (“Union Power”) as the Company’s independent registered public accounting firm. Union Power succeeds Ernst & Young Hua Ming LLP (“EY”), which previously was the independent registered public accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of directors of the Company.

EY’s audit report on the Company’s consolidated financial statements as of and for the year ended June 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the audit for year ended June 30, 2020, there was no disagreements, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of EY would have caused them to make reference thereto in their report on the consolidated financial statements for such year. As of the date of EY’s resignation, EY had not issued their audit reports on the Company’s consolidated financial statements for the year ended June 30, 2021.

As disclosed in the Company’s Form 12b-25 dated November 2, 2021, the Company is late in filing its annual report on Form 20-F for the year ended June 30, 2021 with the Securities and Exchange Commission. The Company is working closely with EY and Union Power to ensure a seamless transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/Chit Nim (Colin) Sung
Chit Nim (Colin) Sung Chief Executive Officer

Date: November 2, 2021